

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

Via Email
Huitian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102 Chengzhan Road
Liuzhou City, Guangxi Province
P.R.C. 54007

> **Re: China BCT Pharmacy Group, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed June 12, 2012**
> **File No. 333-165161**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 12, 2012**
> **File No. 333-145620**
> **Supplemental response letter**
> **Dated July 23, 2012**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1.   We note your response to prior comment two from our letter dated June 26, 2012. Please amend your Form 10-K to clearly describe the material weaknesses in internal controls as enumerated in your response letter dated July 23, 2012. In addition, please clarify what steps you have taken, or will take, to remediate the identified weaknesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director